UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

Adams Express Co.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

006212104

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 006212104

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  659,226

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  659,226

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

659,226

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

0.78%

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Common Stock
Adams Express Co.
Seven St. Paul Street, Suite 1140
Baltimore, Maryland 21202

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director, and controlling stockholder, Jo Ann Van Degriff, Vice-President and Director, and Sophie Karpus, Director.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of George W. Karpus, Jo Ann Van Degriff or Sophie Karpus (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 659,226 shares of ADX on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 0.78% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of ADX fit the investment guidelines for various Accounts. Shares have been acquired since March 27, 1996.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 659,226 shares, which represents 0.78% of the outstanding shares. George W. Karpus presently owns 9,095 shares, purchased on January 12, 2004 at $12.65 (790 shares), May 20, 2004 at $12.05 (2,000 shares), July 29, 2004 at $12.34 (50 shares), July 30, 2004 at $12.34 (250 shares), August 3, 2004 at $12.42 (700 shares), August 4, 2004 at $12.42 (500 shares), August 11, 2004 at $12.10 (1,040 shares), August 11, 2004 at $12.12 (1,000 shares), August 31, 2004 at $12.42 (1,275 shares), August 9, 2005 at $12.29 (1,500 shares), December 30, 2005 at $12.55 (235 shares). Mr. Karpus sold shares on February 4, 2005 (235 shares). Sophie Karpus presently owns 300 shares, purchased on March 3, 2006 at $13.10. Jo Ann Van Degriff presently owns 385 shares, purchased on January 8, 2004 at $12.61 (235 shares), July 8, 2004 at $12.51 (1,115 shares) and May 23, 2005 at 12.89 (385 shares). Ms. Van Degriff sold shares on March 18, 2005 at $13.02 (1,350 shares) . Karpus Investment Management Profit Sharing Plan presently owns 3,765 shares, purchased on January 28, 2004 at $12.87 (375 shares), March 15, 2004 at $12.70 (340 shares), March 15, 2004 at $12.73 (200 shares), May 14, 2004 at $12.14 (90 shares), June 21, 2004 at $12.58 (400 shares), July 26, 2004 at $12.25 (150 shares), July 28, 2004 at $12.26 (810 shares), July 30, 2004 at $12.35 (600 shares) and August 2, 2004 at $12.37 (800 shares). Karpus Investment Management Defined Benefit Plan presently owns 115 shares, purchased on July 28, 2004 at $12.65 (250 shares), July 1, 2004 at $12.62 (100 shares), August 6, 2004 at $12.19 (160 shares). The Plan sold shares on February 4, 2005 at $13.00 (250 shares), March 15, 2005 at $13.17 (100 shares), March 16, 2005 at $13.08 (35 shares) and March 21, 2005 at $13.01 (10 shares). Dana R. Consler presently owns 525 shares, purchased on July 12, 2004 at $12.52 (525 shares), October 28, 2004 at $12.97 (100 shares). Mr. Consler sold shares on February 4, 2005 at $12.97 (100 shares). Kathy Crane presently owns 155 shares, purchased on July 6, 2005 at $12.93. None of the other Principals of KIM presently own shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share

 7/20/2006 850  $12.71
 7/18/2006 385  $12.53
 8/1/2006 650  $12.85
 8/2/2006 245  $12.98
 8/8/2006 655  $12.95
 8/9/2006 1030  $12.96
 8/28/2006 1205  $13.10
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the ADX securities.

Item 7. Materials to be Filed as Exhibits.

A letter was sent by Karpus to ADX pursuant to Item 4, above, expressing concerns that it currently has with the Fund. A copy of the letter is attached hereto as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   September 13, 2006

EXHIBIT 1
Letter to the Fund
Transmitted September 12, 2006

Lawrence L. Hooper, Jr.       September 12, 2006
Vice-President, General Counsel and Secretary
The Adams Express Company
Seven St. Paul Street, Suite 1140
Baltimore, Maryland 21202

Re: Preliminary Proxy Statement of The Adams Express Company (NYSE: ADX)

Mr. Hooper:

Our firm, Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") represents beneficial ownership of 659,226 shares of The Adams Express Company ("ADX" or the "Company") as of the record date indicated on the Company's preliminary proxy materials filed on September 6, 2006.

We have read your recently released preliminary proxy materials and are writing to you to express our dissatisfaction with the inherent shareholder disregard expressed in the materials.

In fact, while reading the preliminary materials, we found many instances where the proposed changes are argued to benefit the company's discretion in the long-run but find absolutely no compelling reason why it would be in shareholders' best interests to relinquish the key accountability measures listed in the proxy materials.

What's more, we can find no indication why it is that the Board is calling this special meeting altogether because in our belief it would have been more efficient and cost effective to have shareholders vote on these issues at the same time that they voted on the routine annual meeting matters back in March.

As an agent of the shareholders, the Board should be reminded that it is afforded the task of monitoring the activities of a Company's officers and/or managers and the overall performance of a Company so that it can enhance shareholder value. Given the circumstances before us, the Board appears to be failing in this task and also seems to forget about its duties to shareholders altogether.

Sincerely,

/s/

Brett D. Gardner
Portfolio Manager/Analyst